MOBILITY SECURITIES, LLC

**FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION**

**For the Year Ended December 31, 2020
With Report of Independent Registered Public Accounting Firm**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69833

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Mobility Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6203 San Ignacio Ave., Suite 110
(No. and Street)

San Jose	CA	95119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

M. Daniel Smith — 843-689-6428
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese, CPA PC
(Name – *if individual, state last, first, middle name*)

125 E. Lake Street	Bloomgingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __M. Daniel Smith_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Mobility Securities, LLC_____ , as

of __December 31_____ , 20 __20_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

Sole Member
Title

_____
Notary Public

SARA MANESIOTIS
MY COMMISSION EXPIRES
MARCH 8 2026
SOUTH CAROLINA
NOTARY PUBLIC

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).





MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of Mobility Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mobility Securities, LLC as of December 31, 2020, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mobility Securities, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Mobility Securities, LLC's management. Our responsibility is to express an opinion on Mobility Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mobility Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Mobility Securities, LLC's financial statements. The supplemental information is the responsibility of Mobility Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Mobility Securities, LLC's auditor since 2019.

Michael Coglianese CPA, P.C.

Bloomingdale, IL

February 26, 2021

1

Mobility Securities, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	129,025
Other current assets		1,591
Total assets	**$**	**130,616**

LIABILITIES AND MEMBER'S EQUITY

Liabilities, accrued expenses	$	8,370
Member's equity	$	122,246
Total liabilities and member's equity	**$**	**130,616**

The accompanying notes are an integral part of these financial statements.


Mobility Securities, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020


REVENUES

Interest income	$	266
Securities gain/loss		1,525
Total revenues		1,791

EXPENSES

Insurance Expense	691
Office Expense - Other	1,268
Outside Services - IT	4,659
Professional fees	83,541
Regulatory Expense	4,192
Rent Expense	5,164
Telephone Expense	4,593
Travel Expense	13,605
Total expenses	117,713
Net loss	$ (115,922)


The accompanying notes are an integral part of these financial statements.


Mobility Securities, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Total member's equity
JANUARY 1, 2020	$ 1,047,785
Net loss	(115,922)
Member distributions	(809,617)
DECEMBER 31, 2020	$ 122,246

The accompanying notes are an integral part of these financial statements.


Mobility Securities, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020


OPERATING ACTIVITIES
    Net loss $ (115,922)

    Adjustments to reconcile net loss to net cash provided by operations:
        Other current assets   324
        Liabilities, accrued expenses   (2,581)
        Net cash povided by operations   (118,179)

FINANCING ACTIVITIES
    Member distributions   (809,617)
        Net cash used for financing activities   (809,617)

        Net increase in cash   (927,796)

CASH, BEGINNING OF YEAR   1,056,821

CASH, END OF YEAR $ **129,025**


The accompanying notes are an integral part of these financial statements.


Mobility Securities, LLC

Notes to Financial Statements

December 31, 2020

Note 1 Organization and Nature of Business

Mobility Securities, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Delaware limited liability company licensed in Michigan, California, New York, and South Carolina. The Company received approval from FINRA for membership on May 31, 2017. The Company has a pending membership agreement change with FINRA and will not claim exemption from the provisions of Rule 15c3-3 of the SEC, in reliance on footnote 74 to SEC Release 34-70073. Mobility Securities LLC is a wholly owned subsidiary of Capstone Financial Group (the "Parent").

Note 2 Summary of Significant Accounting Policies and Activities

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA. The financial statements include only the assets and liabilities of the Company and are not combined with the related companies. Regulatory requirements require that the broker-dealer of securities be reported separately.

Cash and Equivalents

For the purposes of the statement of cash flows, the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Revenue from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue from investment banking success fees are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). Revenue from financial advisory retainer fees are generally recognized over time in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

Use of Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Income Taxes

The Company is a limited liability company treated as a disregarded entity. Accordingly, in lieu of Federal and state income taxes, the member is taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state taxes has been included in these financial statements. The Company's sole member's tax return remains subject to examination by the appropriate taxing jurisdiction for tax years ending after December 31, 2017.

Note 3 Net Capital Requirement

The Company is subject to the securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2020 the Company had a net capital of $120,655 which was $20,655 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.07 as of December 31, 2020.

Note 4 Operating Lease

On January 24, 2020, the Company amended its lease to become a virtual premises for $189/month for the remainder of its term. Rent expense was $5,164 for the year ended December 31, 2020.

The operating lease obligation for the remaining term of the lease is $1,323.

Note 5 Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued. Recognized subsequent events are events or transactions that provide addition evidence about conditions that existed at the date of the balance sheet. Non-recognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. The Company has evaluated subsequent events through the date of the Independent Registered Public Accounting Firm Report, whereupon the financial statements were issued and determined there were no items to disclose.

Note 6 Commitments and Contingencies

The Company is subject to various claims and legal proceedings arising in the normal course of business. Management believes that, as a result of its legal defenses, none of the actions, if determined adversely, should have a material effect on the financial condition of results of operations of the Company, although no assurance can be provided that the Company will not incur a loss.

Note 7 Related Party Transactions

The Company shares office space, employees and other overhead expense with its Parent.   For the year ended December 31, 2020, the Company incurred expenses of $117,713 related to this arrangement. At December 31, 2020, $70 was due to the Parent, as stated in the statement of financial condition as part of the liabilities, accrued expenses.

Mobility Securities, LLC
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
DECEMBER 31, 2020

Computation of Net Capital

Total ownership equity from statement of financial condition	$	122,246
Deduct ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		122,246
Liabilities subordinated to claims of general creditors		-
Total nonallowable assets (Central Registration Depository and Prepaid Expenses)		(1,591)
Haircuts on Securities (15C3-1(F) – Short Term Certificate of Deposit)		-
Net capital	$	120,655

Computation of Net Capital Requirement

(A) Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$	-
(B) Minimum dollar net capital requirement of reporting broker dealer and minimum net capital requirements of subsidiaries		100,000
Net capital requirement (greater of A or B above)		100,000
Excess net capital		20,655
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital ($5,000)	$	655

Computation of Aggregate Indebtedness

Total aggregate indebtedness (Accounts payable)	$	8,370
Percentage of aggregate indebtedness to net capital		0.07



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of Mobility Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which (1) Mobility Securities, LLC identified the following provisions of 17 C.F.R. § 15c3- 3(k) under which Mobility Securities, LLC claimed that is did not claim an exemption from Rule 15c3-3 during the fiscal year as they limit its business activities exclusively to merger and acquisitions, and (2) Mobility Securities, LLC stated that Mobility Securities, LLC met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2020 without exception. Mobility Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Mobility Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 26, 2021

Mobility Securities, LLC
Exemption Report
December 31, 2020

Mobility Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits it business activities exclusively to merger and acquisitions.

(3) The Company has met the identified exemption provision throughout the most recent fiscal year without exception.

Mobility Securities, LLC

I, M. Daniel Smith, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:



Title: Sole Member